UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

[redacted]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

04004734

SEC File Number
8-52989

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2004 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2003** and ending **December 31, 2003**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Jump Trading, LLC

RECD S.E.C. FEB 27 2004 528

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
650 West Lake Street
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Carey Harrold (312) 930-9603
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

INDEPENDENT AUDITORS' REPORT

Members
Jump Trading, LLC
Chicago, IL

We have audited the accompanying statement of financial condition of Jump Trading, LLC as of December 31, 2003, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jump Trading, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information identified in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC
February 4, 2004

ASSETS

Assets	
Cash and cash equivalents	$ 8,896,272
Receivable from broker-dealers and clearing organizations	5,144,744
Securities owned	54,546,519
Membership in exchanges, at cost, market value $1,576,500	1,461,000
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $850,874	449,362
Deposits with clearing organization	10,000
Other receivables	130,378
Other assets	11,100
TOTAL ASSETS	$ 70,649,375

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at market value	$ 55,447,158
Accrued state replacement taxes	21,000
Accounts payable and accrued expenses	954,789
Total Liabilities	56,422,947
Members' Equity	14,226,428
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 70,649,375

See notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS

Jump Trading (the "Company") is a broker-dealer organized as a limited liability company, acting principally as an options and equities market maker at the Chicago Board Options Exchange, the Chicago Stock Exchange, the Chicago Mercantile Exchange, and through other broker-dealers dealing primarily in securities, futures, and options. All transactions are cleared through other broker-dealer clearing firms.

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Illinois. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and futures transactions entered into for the account and risk of the Company, when present, are recorded on a trade-date basis. All marketable securities, futures, and options positions are valued at market and the resulting difference between cost and market is included in income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Financial Instruments

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value, or if market values are not readily determinable, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities and futures transactions occur. These expenses are netted with trading gains, net in the statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with maturities of three months or less at the date of acquisition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Exchange Memberships
Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Furniture, Equipment, and Leasehold Improvements
Furniture, equipment, and leasehold improvements are stated at cost. Provisions for depreciation and amortization of furniture, equipment, and leasehold improvements are computed under the accelerated method over the estimated useful lives of the assets, as follows:

Computer equipment	5 years
Furniture and office equipment	5-7 years
Leasehold improvements	39 years

Depreciation and amortization expense was $214,953 for the year ended December 31, 2003.

Income Tax
As a limited liability company, the Company elected to be taxed as a partnership; consequently, taxable income or loss is allocated to the members in accordance with their respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The financial statements do include a provision for state replacement taxes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET REPURCHASED

Marketable securities, options, and futures owned and sold, not yet repurchased, consisted of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Repurchased
Corporate stocks	$ 4,499,269	$ 8,203,500
Options and futures	50,047,250	47,243,658
Total	$ 54,546,519	$ 55,447,158

NOTE 4 - EXCHANGE MEMBERSHIP

The Company owns two shares of common stock Class B-3, along with an exchange membership at the International Options Market ("IOM") of the Chicago Mercantile Exchange ("CME"). The B-3 shares have restrictions that limit their marketability. These restrictions limit the manner and nature of how these shares may be traded. Additionally, the Company owns a third IOM membership, along with one Class B-3 and 5,999 Class A shares. The Company also owns a membership at the Chicago Stock Exchange ("CSX") and a membership at the Chicago Board of Trade ("CBOT").

The Company carries these exchange memberships at its cost of $1,461,000. At December 31, 2003, fair market value of these memberships was approximately $1,576,500.

NOTE 5 - MEMBERS' EQUITY

	Class A	Class B	Total
Balance at January 1, 2003	$ 13,360,849	$ 1,076,811	$ 14,437,660
Net income	4,998,578	3,881,149	8,879,727
Capital contributions	12,608	250,000	262,608
Distributions	(5,300,000)	(4,053,567)	(9,353,567)
Balance at December 31, 2003	$ 13,072,035	$ 1,154,393	$ 14,226,428

NOTE 6 - RETIREMENT PLAN

The Company sponsors a 401(k) retirement plan with a profit sharing feature. To participate in the plan, employees must be 21 years of age and complete six consecutive months of service. The plan provides for employee contributions and a matching amount equal to 50% of the employee deferrals, limited to a maximum contribution of 6% of employee deferrals. The matching portion vests ratably over five years. For the year ended December 31, 2003, matching contributions totaled $2,315.

The plan also provides for contributions determined at the management's discretion. For the year ended December 31, 2003, there were no discretionary contributions to the plan.

NOTE 7 - OPERATING LEASES

The Company leases its office space under operating leases that expire during various times through December 31, 2005. Under the terms of the leases, the Company is obligated for additional rents based upon increases in operating expenses and taxes.

Future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2003 for each of the next two years and in the aggregate are:

Year	Amount
2004	$ 53,357
2005	56,025
Total	$ 109,382

Additionally, the Company leases other office facilities and various exchange memberships under month-to-month leases. Rent expense was $97,089 for the year ended December 31, 2003.

NOTE 8 - FINANCIAL INSTRUMENTS

Accounting Policies
The Company, in connection with its market-making and trading activities, enters into transactions involving derivative financial instruments, primarily options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments, securities, or futures at a contracted price. Options written obligate the Company to deliver or take delivery of those specified financial instruments, securities, or commodities at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statements of financial condition.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The risks are generally not limited to the unrealized market value changes on the instruments. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. Premiums and unrealized gains for written and purchased option contracts are recognized in the statement of financial condition. The settlement of the aforementioned transactions is not expected to have a material adverse effect on the financial condition of the Company.

Financial Instruments With Off-Balance-Sheet Risk
The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

NOTE 9 - CONCENTRATIONS OF CREDIT RISK

The Company clears the majority of its trades through clearing brokers principally located in Chicago, Illinois. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the clearing brokers. The Company attempts to minimize this credit risk by monitoring the creditworthiness of each clearing broker.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

NOTE 10 - NET CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2003, the Company had net capital of $10,805,364, which was $10,705,364 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.